Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 8, 2025

Relating to Preliminary Prospectus Supplement dated September 8, 2025 and

Prospectus dated September 26, 2024

Registration No. 333-282335

Barings BDC, Inc.

$300,000,000

5.200% Notes due 2028

PRICING TERM SHEET

September 8, 2025

The following sets forth the final terms of the 5.200% Notes due 2028 (the “Notes”) and should only be read together with the preliminary prospectus supplement dated September 8, 2025 together with the accompanying prospectus dated September 26, 2024, relating to these securities (collectively, the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Barings BDC, Inc. (the “Company”)
Security Title:	5.200% Notes due 2028
Expected Ratings*:	Baa3 / BBB- (Moody’s / Fitch)
Aggregate Principal Amount Offered:	$300,000,000
Trade Date:	September 8, 2025
Settlement Date**:	September 15, 2025 (T+5)
Maturity Date:	September 15, 2028, unless earlier repurchased or redeemed
Interest Payment Dates:	March 15 and September 15, commencing March 15, 2026
Price to Public (Issue Price):	99.281% of their principal amount
Coupon (Interest Rate):	5.200%
Yield to Maturity:	5.463%
Spread to Benchmark Treasury:	T + 200 basis points
Benchmark Treasury:	3.625% due August 15, 2028
Benchmark Treasury Price and Yield:	100-14 ¼ / 3.463%
Optional Redemption:

Prior to August 15, 2028 (one month prior to their maturity date) (the “Par Call Date”), the Company may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

-      (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less (b) interest accrued to the date of redemption, and

-     100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date of the Notes.

On or after the Par Call Date, the Company may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date of the Notes.

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP / ISIN:	06759L AE3 / US06759LAE39
Joint Book-Running Managers:

J.P. Morgan Securities LLC

ING Financial Markets LLC

MUFG Securities Americas Inc.

SMBC Nikko Securities America, Inc.

BMO Capital Markets Corp.

Fifth Third Securities, Inc.

Wells Fargo Securities, LLC

BofA Securities, Inc.

BNP Paribas Securities Corp.

Regions Securities LLC

Co-Managers:

Citigroup Global Markets Inc.

Compass Point Research & Trading, LLC

First Citizens Capital Securities, LLC

Keefe, Bruyette & Woods, Inc.

Natixis Securities Americas LLC

R. Seelaus & Co., LLC

Raymond James & Associates, Inc.

SG Americas Securities, LLC

WauBank Securities LLC

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** The Company expects that delivery of the Notes will be made to investors on or about September 15, 2025, which will be the fifth business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to one business day before the delivery of the Notes will be required by virtue of the fact that the Notes initially settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to one business day before the date of delivery should consult their own advisors.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of Barings BDC, Inc. before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (the “SEC”) contains this and other information about Barings BDC, Inc. and should be read carefully before investing.

The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of Barings BDC, Inc. and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted.

Barings BDC, Inc. has filed a registration statement including a prospectus and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus and other documents Barings BDC, Inc. has filed with the SEC for more complete information about Barings BDC, Inc. and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Barings BDC, Inc., any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus, if you request them by calling J.P. Morgan Securities LLC collect at 212-834-4533; ING Financial Markets LLC toll-free at +1-877-446-4930; MUFG Securities Americas Inc. toll-free at 1-877-649-6848 or SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856.

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